EXHIBIT (a)(4)

For immediate release	Contact: Joseph Fitzgerald
September 24, 2003	(310) 449-3660

MGM TO BEGIN EVALUATION OF ALTERNATIVES TO

SHARE SOME OF ITS WEALTH WITH PUBLIC SHAREHOLDERS

Los Angeles, CA – Alex Yemenidjian, Chairman and Chief Executive of Officer of Metro-Goldwyn-Mayer Inc. (NYSE: MGM) announced today that he and other members of senior management are beginning an evaluation of possible alternatives for the company to share some of its wealth with its public shareholders.

MGM has substantial cash and cash equivalents on its balance sheet and currently is generating, and anticipates that it will continue to generate, strong free cash flow. Mr. Yemenidjian said that the evaluation would focus on the possibility of a company tender offer for shares and/or an expansion of the company’s share repurchase program, and that management does not intend to recommend the possibility of an extraordinary dividend at this time.

In making its recommendation, the company’s management intends to take into account, among other things, prevailing market conditions as well as the results of the pending tender offer by Tracinda Corporation and Kirk Kerkorian to purchase up to 15 million shares of MGM common stock at $16 per share. Accordingly, the company’s management will not make its recommendation until after the completion of the pending Tracinda-Kerkorian offer.

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Mr. Yemenidjian emphasized that no decisions had been made as to the size or timing of any actions or the price or price ranges at which any tender offer or share repurchases might be made, nor could there be any assurance that management would make a recommendation to the Board or that the Board would authorize any action as recommended or otherwise. Management anticipates maintaining a meaningful public float after any such actions.

Mr. Yemenidjian explained that the company believed it was appropriate, due to the pendency of the tender offer by Tracinda and Mr. Kerkorian, to update its investors and other interested parties with respect to management’s previously disclosed intent to recommend that the company share some of its wealth with its public shareholders.

Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise. The Company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Online, In addition, MGM has ownership interests in international television channels reaching about 100 countries. For more information, visit MGM Online at http://www.mgm.com.

This news release contains forward-looking statements that are based upon the Company’s estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

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These risks and uncertainties include, among other things, future competitive and market conditions, whether the Company’s products achieve customer acceptance, future business decisions, and other factors, including those described in the Company’s filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond the control of MGM. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s objectives or plans will be realized. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

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